1900 K Street, N.W. Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax www.dechert.com
CYNTHIA BEYEA PARTNER CYNTHIA.BEYEA@DECHERT.COM +1 202 261 3447 DIRECT +1 202 261 3333 FAX

December 9, 2025

Anu Dubey

Meagan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	PennantPark Enhanced Income Fund; File No.: 333-288919

Dear Ms. Dubey:

On behalf of the Fund, we are writing in response to comments (the “Comments”) provided via phone call by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 19, 2025 to representatives of Dechert LLP, related to Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2, filed with the Commission on November 17, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

Set forth below are the Staff’s Comments along with the Fund’s responses thereto. Changes to disclosure in response to the Staff’s Comments will be included in the forthcoming Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”). Terms not defined herein have the meaning set forth in the Amendment.

PROSPECTUS

Fees and Fund Expenses (pages 16 – 17)

1.

Comment: In the table under the Fees and Fund Expenses section of the Prospectus, please combine the “Expense Limitation Agreement” and “Management Fee Waiver Agreement” line items into a single line item. See, e.g., Instruction 3(e) to Item 3 of Form N-1A.

Response: The Fund confirms that it has revised the Fees Table in the Amendment in response to the Staff’s comment.

Description of Capital Structure and Shares (pages 79 – 82)

2.

Comment: In the section titled “Description of Capital Structure and Shares”, under the sub-section titled “Exclusive Delaware Jurisdiction”, please disclose following the first sentence thereunder that federal securities law claims must be brought in a federal district court. See Section 10.4 of the Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”).

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

Plan of Distribution (pages 85 – 94)

3.

Comment: In the section titled “Plan of Distribution”, under the sub-section titled “By Telephone—Subsequent Investments”, please delete the language “or ACH” in the second sentence thereunder. See SEC No Action Letter to the Investment Company Institute (pub. avail. Apr. 3, 1975) (permitting funds to deny or delay a redemption request during a check hold).

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Management (pages 23 – 25)

4.

Comment: In the second sentence of the second paragraph under the section titled “Portfolio Management,” please insert a reference to Mr. Magid in the list of portfolio managers about who additional information is available in the relevant section of the Prospectus.

Response: The Fund confirms that it has revised the aforementioned disclosure in the Amendment in response to the Staff’s comment.

PART C

Signature Page

5.	Comment: Please identify the Chief Accounting Officer and/or Comptroller, as applicable, as among the signatories on the signature page to the Registration Statement.

Response: The Fund confirms that it has revised the signature page in the Amendment in response to the Staff’s comment.

EXHIBITS—AMENDED AND RESTATED DECLARATION OF TRUST

6.	Comment: Please insert a provision in the Amended and Restated Declaration of Trust to state the following:

“Notwithstanding anything to the contrary in this Declaration of Trust, nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of Trustees, officers, and the Adviser shall apply to, or in any way limit, the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.”

Response: The Fund confirms that it has further amended and restated the Amended and Restated Declaration of Trust in response to the Staff’s comment and notes that the Second Amended and Restated Declaration of Trust is included as an Exhibit to the Amendment.

* * *

If you have any questions, please feel free to contact me at (202) 261-3447.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

3